CABOT MICROELECTRONICS CORPORATION

870 North Commons Drive

Aurora, Illinois 60504

VIA EDGAR

October 5, 2018

Heather Percival

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Cabot Microelectronics Corporation
Registration Statement on Form S-4
Filed September 12, 2018, as amended
File No. 333-227301
Request for Acceleration

Dear Ms. Percival:

Reference is made to the Registration Statement on Form S-4 (File No. 333-227301) filed by Cabot Microelectronics Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2018, as amended on October 5, 2018 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:30 p.m., Eastern Time, on October 9, 2018 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Brandon C. Price of Wachtell, Lipton, Rosen & Katz at (212) 403-1367 with any questions you may have concerning this letter, or if you require any additional information.  Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.  Thank you for your assistance in this matter.

Sincerely,

CABOT MICROELECTRONICS CORPORATION

By:	/s/ H. Carol Bernstein
H. Carol Bernstein
Vice President, Secretary and General Counsel

cc:           Brandon C. Price, Esq.

Wachtell, Lipton, Rosen & Katz